Exhibit 99.1

Sapiens to Participate in ROTH’s Third Annual

Software Corporate Access Day

Holon, Israel – November 13, 2014 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Sapiens’ senior management will be available for one-on-one or group meetings with investors at ROTH Capital Partners’ (ROTH’s) third annual Software Corporate Access Day on Tuesday, November 18, 2014 at the St. Regis Hotel in San Francisco, California.

ROTH, a full service investment bank focused on serving emerging growth companies and their investors, is hosting the event to give investors the opportunity to interact with top management of a variety of small/mid-cap software companies. Please contact a ROTH representative (conference@roth.com) to schedule a meeting with Sapiens.

About ROTH Capital Partners, LLC

ROTH Capital Partners, LLC (ROTH), is a relationship-driven investment bank focused on serving emerging growth companies and their investors. As a full-service investment bank, ROTH provides capital raising, M&A advisory, analytical research, trading, market-making services and corporate access. Headquartered in Newport Beach, CA, ROTH is privately-held and employee owned, and maintains offices throughout the U.S. and Hong Kong. For more information on ROTH, please visit www.roth.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:

Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

Mobile:+1 201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com